Exhibit 12.1

EMERITUS CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Net loss	$(85,075)	$(72,263)	$(57,842)	$(54,818)	$(104,939)
Loss from discontinued operations	7,705	21,570	1,345	1,335	2,043
Income tax expense (benefit)	(1,158)	1,019	(762)	336	1,020
(Earnings) losses of less-than-50%-owned affiliates	576	3,081	915	(1,285)	2,203

Net loss attributable to the noncontrolling interest	231	354	883	943	188
Distributed income of equity investees (1)	89,739	—	—	—	—
Fixed charges	253,002	232,233	188,326	176,224	150,101

Earnings available for fixed charges	265,020	185,994	132,865	122,735	50,616

Fixed charges:
Interest expense, including amortization of loan fees	176,945	157,262	114,952	106,340	95,590
Interest element in rental expense	76,057	74,971	73,374	69,884	54,511

Total fixed charges (2)	253,002	232,233	188,326	176,224	150,101

Ratio of earnings to fixed charges	1.05	n/a	n/a	n/a	n/a

Deficiency of earnings to fixed charges	—	$46,239	$55,461	$53,489	$99,485

(1)	In accordance with generally accepted accounting principles in the U.S., the gain on the sale of our equity interest was not recognized in the consolidated statement of operations.
(2)	During the periods covered by this table, we did not have any shares of preferred stock outstanding.